SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8, 2017

On November 8, 2017, at 9:00 A.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Considering that Board Member Fernando Reis Vianna Filho passed away on the last 8th day of October, his alternate, Mr. Marcus Vinicius de Oliveira Magalhães, attended the meeting. Chief Executive Officer, Fernando Musa, Officers Gustavo Valverde, Edison Terra, Marcelo Arantes, Luiz Marinho, and Messrs. Srivatsan Iyer, Roberto Bischoff, Pedro Teixeira, Nelzo Silva, Guilherme Furtado, Members of the Company, in addition to Mr. Gilberto Braga, member of the Company’s Fiscal Board, Messrs. Horácio Cuenca and Pedro Camarota, from company WoodMac; Jorge Camargo, President of IBP, and Jan Karl Karlsen, Vice President for Marketing & Origination at Statoil, were also present;  The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), copies and related documentation of which were sent in advance for knowledge of the Board Members, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, under the terms and conditions set out in the respective PDs:  1) PD.CA/BAK-14/2017 – Merger of Braskem Petroquímica into Braskem S.A.; 2) PD.CA/BAK-15/2017 – Agreement for the provision of industrial maintenance, operation and maintenance of cargo machine services between Braskem and Construtora Norberto Odebrecht (CNO); 3) PD.CA/BAK-16/2017 – Authorization for the execution of a Release instrument between the Executive Office and its managers, former managers and Members,  related to undue collection of debts for which Braskem is liable, in situations that involve regular management acts, carried out in good faith and in the best interests of the company; 4) 2018 Calendar – The following was approved: The calendar for the ordinary meetings of the Board of Directors and the sending of the Monthly Follow-Up Reports for the Action Program 2018/2020 by the Business Leader (“Company Business Plan”), as presented, which, after initialed by the presiding board, shall be filed at the Company’s principal place of business; and 5) Extraordinary General Meeting Call Notice - The Extraordinary General Meeting was authorized to be held on a date and

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone: (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8, 2017

in a place to be defined in due course and informed upon publication of the respective call notice pursuant to the law, in order to resolve on the (i) merger of Braskem Petroquímica into Braskem S.A.; and (ii) review of the Bylaws, for the purpose of reflecting the change in the corporate purpose as a result of the merger mentioned in item 5(i) above, as well as other wording adjustments. II) Subjects for Acknowledgement: Presentations/reports were made regarding the following matters: a) Oil Scenario; b) Braskem’s results for the 3rd quarter of 2017; c) Finance and Investment Committee, Compliance Committee and Personnel and Organization Committee Meetings, the first of which took place on November 6, and the last two on November 7; d) Update on the Long-Term Incentive Program (ILP); e) Renewable chemicals strategy; f) Update on the Compliance Program; and g) Update on the activities of the Ad Hoc Committee, created for the purpose of evaluating alternatives for value creation to Braskem.  At this time, the members of the Board of Directors expressed their great grief over the death of board member Fernando Reis Vianna Filho, as well as their vote of gratitude for his dedication and relevant contribution to the Company during the exercise of his duties.  III) Subjects of Interest to the Company: Nothing to record.  IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the acting Chairman and by the Secretary of the Meeting. São Paulo, November 8, 2017. Signatures: Newton Sergio de Souza – Chairman; Marcella Menezes Fagundes - Secretary; Carla Gouveia Barretto; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Gesner José de Oliveira Filho; João Carlos Trigo de Loureiro; João Cox Neto; Luiz de Mendonça;  Marcelo Lyrio; Marcus Vinicius de Oliveira Magalhães and Pedro Oliva Marcilio de Sousa.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone: (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.